Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE ANNOUNCES
FIRST QUARTER FISCAL 2010 RESULTS

SHANGHAI, PRC — May 17, 2010 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first fiscal quarter ended March 31, 2010.

First Quarter 2010 Highlights:

•	Net revenue was RMB304.4 million (US$44.6 million), compared to RMB276.0 million in the fourth quarter 2009 and RMB373.5 million in the first quarter 2009.

•
Gross profit was RMB259.3 million (US$38.0 million), compared to RMB231.6 million in the fourth quarter 2009 and RMB313.9 million in the first quarter 2009.  Gross profit margin for the first quarter 2010 was 85.2%.

•
Net income attributable to the Company’s shareholders was RMB185.2 million (US$27.1  million), compared to RMB197.8 million in the fourth quarter 2009 and RMB231.9 million in the first quarter 2009  The margin of net income attributable to the Company’s shareholders for the first quarter 2010 was 60.9%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.82 (US$0.12) and RMB0.79 (US$0.12), respectively, compared to basic and diluted earnings per ADS of RMB0.87 and RMB0.85, respectively, for the fourth quarter 2009, and basic and diluted earnings per ADS of RMB1.03 and RMB0.99, respectively, for the first quarter 2009.  Each ADS represents one ordinary share.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB189.7 million (US$27.8 million), compared to RMB204.5 million in the fourth quarter 2009 and RMB240.2 million in the first quarter 2009.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 62.3%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB0.84 (US$0.12) and RMB0.81 (US$0.12), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB0.90 and RMB0.87, respectively, for the fourth quarter 2009, and basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the first quarter 2009.

•	Active Paying Accounts (“APA”) for online games in the first quarter 2010 reached 1,373,000, an increase of 20.6% from the fourth quarter 2009 and an increase of 11.0% from the first quarter 2009.

•	Average Revenue Per User (“ARPU”) for online games was RMB220.0, a decrease of 8.5% from the fourth quarter 2009 and a decrease of 26.6% from the first quarter 2009.

•	Average Concurrent Users (“ACU”) for online games was 588,000, an increase of 21.2% from the fourth quarter 2009 and an increase of 10.8% from the first quarter 2009.

•	Peak Concurrent Users (“PCU”) for online games was 1,611,000, an increase of 15.9% from the fourth quarter 2009 and an increase of 2.5% from the first quarter 2009.

FOR IMMEDIATE RELEASE

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “We are pleased to report improving top-line results for the first quarter, supported by the growing momentum of our game segmentation strategy.  Our sequential profitability comparison was negatively impacted by a reduction of approximately RMB31.7 million (US$4.6 million) in financial incentives during the first quarter 2010, compared to last quarter, as well as a slight increase on our research and development expenses as a result of additional products added to our portfolio.  Nevertheless, our results show continued sequential recovery in revenue and across our key performance metrics, indicating that our efforts to mitigate the impact from the ‘Treasure Box’ cancellation in 2009 are beginning to bear fruit.  We are successfully broadening our base of paying players, which is an instrumental component in creating a healthy, sustainable revenue model and expanding our games’ longevity.  Both ZT Online, our flagship game, and ZT Online Green Edition performed well in the quarter.  We continued to introduce new gameplay features to the ZT Online game series to engage players of different preferences, while ZT Online Green Edition continues to attract a growing audience, recently surpassing 400,000 PCU with increasing revenue contribution.  Based on our results to date and feedback from gamers, we believe revenue growth from ZT Online will maintain its current positive trend.

“In addition, we continued to make steady progress on our expanding development pipeline, and expect to launch new games in the upcoming quarters.  While our results in the near-term will remain dependent on the continued growth of our ZT Online series, we are confident that our deep pipeline and partnership and licensing initiatives will succeed in delivering new revenue streams to fuel our long-term growth.”

First Quarter Fiscal 2010 Unaudited Financial Results

Net Revenue.  Net revenue for the first quarter 2010 was RMB304.4 million (US$44.6 million), representing a 10.3% increase from RMB276.0 million in the fourth quarter 2009 and a 18.5% decrease from RMB373.5 million in the first quarter 2009.

Revenue from online games in the first quarter totaled RMB302.1million (US$44.3 million), representing an increase of 10.3% from RMB273.7 million in the fourth quarter 2009 and an 18.5% decrease from RMB370.5 million in the first quarter 2009.  Online game net revenue increased sequentially primarily due to the recovery of ZT Online following the cancellation of select monetization features such as “Treasure Box” in the second half of 2009, as well as increased contribution from ZT Online Green Edition.  The year-over-year quarterly decrease is due to the cancellation of select in-game monetization features.

ACU for online games in the first quarter 2010 was 588,000, representing a 21.2% sequential increase and a 10.8% increase over the first quarter 2009.  PCU for online games in the first quarter 2010 was 1,611,000, representing a 15.9% sequential increase and a 2.5% increase over the first quarter 2009.  ACU and PCU were up on a sequential basis due to the performance of ZT Online Green Edition.  ARPU for online games in the first quarter 2010 decreased 8.5% sequentially and 26.6% year-over-year quarterly to RMB220.0.  The sequential decline in ARPU in the first quarter of 2010 is attributable to the positioning of ZT Online Green Edition towards users with lower spending habits.  APA for online games in the first quarter 2010 increased 20.6% sequentially and increased 11.0% from the first quarter 2009 to 1,373,000.  The sequential and year-over-year increases in APA are attributable to the growth in users subscribing for paying accounts within the Company’s newly launched games.

FOR IMMEDIATE RELEASE

Cost of Services.  Cost of services was RMB45.1 million (US$6.6 million), representing an increase of 1.6% from the fourth quarter 2009 and a 24.3% decrease over the first quarter 2009.  Sequentially, cost of services grew slower than net revenue due to continuous efforts to control operating costs.

Gross Profit and Gross Margin.  Gross profit for the first quarter 2010 was RMB259.3 million (US$38.0 million), representing a 12.0% sequential increase and a 17.4% year-over-year quarterly decrease.  Gross margin for the first quarter 2010 was 85.2%, up from 83.9% in the fourth quarter 2009 and up from 84.0% in the first quarter 2009.  The sequential increases in both gross profit and gross margin are attributable to the rise of net revenue and strict control of cost of services.

Operating Expenses. Total operating expenses for the first quarter 2010 were RMB80.8 million (US$11.8 million), representing an increase of 44.9% from RMB55.8 million in the fourth quarter 2009 and a decline of 1.4% from RMB81.9 million in the first quarter 2009.  The sequential increase in operating expenses is mainly attributable to higher R&D expenditure and a decline in government financial incentives received.

Research and product development (“R&D”) expenses for the first quarter 2010 increased 22.5% sequentially to RMB33.7 million (US$4.9 million) from RMB27.5 million in the fourth quarter 2009 and 4.5% year-over-year quarterly from RMB32.3 million in the first quarter 2009.  The sequential rise in R&D expenses was mainly due to the increase in staff headcount as additional R&D talents were hired for the development of new game projects.

Sales and marketing (“S&M”) expenses were RMB29.6 million (US$4.3 million) in the first quarter 2010, down 14.9% sequentially from RMB34.8 million in the fourth quarter 2009 as the Company launched a large marketing campaign for ZT Online Green Edition during the fourth quarter 2009.  S&M expenses were also down 2.1% year-over-year quarterly from RMB30.2 million in the first quarter 2009, as the Company exercised tighter cost controls over S&M liaison personnel and implemented more streamlined advertising campaigns compared to a year ago.

General and administrative expenses (“G&A”) for the first quarter 2010 were RMB25.5 million (US$3.7 million), down 23.2% from RMB33.2 million in the fourth quarter 2009, and down 13.4% from RMB29.4 million in the first quarter 2009.  The sequential decline was mainly caused by a decrease in consulting fees and a non-recurring fiscal year-end human resources expenditure last quarter.  The year-over-year quarterly decrease in G&A expenses was mainly attributable to management’s strict control of expenses.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB8.0 million (US$1.2 million) in the first quarter 2010, a sequential decrease of approximately RMB31.7 million (US$4.6 million).  These proceeds mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

FOR IMMEDIATE RELEASE

Interest Income.  Interest income for the first quarter 2010 was RMB31.2 million (US$4.6 million), compared to RMB30.1 million in the fourth quarter 2009 and RMB26.1 million in the first quarter 2009.  Both the sequential and year-over-year quarterly increases in interest income were mainly due to the Company’s efforts to more efficiently manage short-term and held-to-maturity securities, as well as the continuous increase of cash generated from operations.

Income Tax.  Income tax expense for the first quarter 2010 was RMB21.6 million (US$3.2 million), compared to income tax expense of RMB15.3 million in the fourth quarter 2009 and income tax expense of RMB25.9 million in the first quarter 2009.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the first quarter 2010 was RMB185.2 million (US$27.1 million), a decrease of 6.3% from RMB197.8 million in the fourth quarter 2009 and a year-over-year decrease of 20.1% from RMB231.9 million. Net income attributable to the Company’s shareholders declined sequentially as a result of the decrease in government financial incentives and other non-operating items.  The margin of net income attributable to the Company’s shareholders was 60.9% for the first quarter 2010, compared to 71.7% in the fourth quarter 2009 and 62.1% in the first quarter 2009.

Cash, Cash Equivalents, Short-Term Investments and Held-To-Maturity Investments.  As of March 31, 2010, Giant’s cash, cash equivalents, short-term investments and held-to-maturity securities totaled RMB5,540.1 million (US$811.6 million), compared to RMB5,399.2 million as of December 31, 2009.  The sequential increase consists of cash generated by the Company’s operating business.

Cash Dividend.  The Company announced a cash dividend of US$0.18 per ordinary share on its outstanding shares on April 15, 2010.  The ordinary cash dividend is payable on May 10, 2010 (Eastern Time) to shareholders of record at the close of trading on April 26, 2010 (Eastern Time).  These dividend payments may be subject to PRC withholding taxes.  The total cash payment will be approximately US$40.9 million.

Business Highlights and Outlook

ZT Online Series—The Company continued enhancing users’ experiences in the original ZT Online by adding holiday features, new maps and quests.  Beginner Zones were added in ZT Online Classic Edition to introduce new gamers and non-paying gamers to quests that are more approachable, and easier to play.  ZT Online Green Edition entered into open beta testing at the end of the first quarter 2010.  ZT Online Green Edition‘s revised in-game economy continues to be well-received by gamers as PCU recently surpassed 400,000.

Giant Online—During the first quarter 2010, holiday activities as well as new clothing and accessories were introduced.  Giant’s developers are now working on Giant Online’s next expansion pack, which will feature additional invasion game modes and machines/equipment that can transform during combat.  The Company has recently signed an agreement to license Giant Online in the Taiwanese market.

FOR IMMEDIATE RELEASE

King of Kings III—During the first quarter 2010, gamers welcomed new graphical enhancements and new gameplay features including improved quests, new abilities, in-game scores based on completion of quests, and other features to encourage interaction among gamers.  King of Kings III began open beta testing at the end of April 2010.

ZT Online II—ZT Online II, the upcoming sequel to the Company’s flagship game, features brand new 2D graphics with vivid background and artwork, enriched gameplay and a more balanced in-game economy.  The Company recently added a new pet system, new gender-specific professions, and personalizable mansions. Small-scale engineering testing began in the first quarter 2010, with positive feedback from testing participants.  ZT Online II is expected to begin limited closed beta testing in the third quarter 2010.

XT Online —XT Online is a 2.5D ancient Chinese martial arts massively multiplayer online role playing game (“MMORPG”) developed under the Win@Giant incubation program.  The Company has gathered feedback from gamers throughout the current ultimate limited beta testing phase launched in January 2010, and continue to develop new enhancements and enjoyable features.  Currently, the Company expects to begin closed beta testing for XT Online in May 2010, and start a nationwide marketing campaign.

Dragon Soul—Dragon Soul is a 3D ancient Chinese PK MMORPG developed by the Company’s internal R&D team based in Chengdu, Sichuan.  The Company made enhancements to the game based on gamers’ feedback collected during limited closed beta testing in the first quarter 2010.  Closed beta testing is expected to begin in third quarter 2010.

The Golden Land—During the first quarter 2010, the Company made improvements to its first webgame based on feedback gathered during its limited closed beta testing.  An improved version of the game that includes combat among kingdoms, and a kingdom ruling system underwent testing during the second quarter 2010.  The Company has recently signed agreements with various domestic internet websites to jointly operate The Golden Land.

Allods Online—Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  The Company plans to begin localizing and tailoring the game to Chinese gamers’ preferences in the second quarter 2010.

Elsword —Elsword is a 3D side-scrolling, advanced casual MMO game developed by KOG of South Korea Co., Ltd. (“KOG”).  The Company recently signed an exclusive agreement with KOG to operate Elsword in mainland China.  The game is currently expected to begin engineering testing in the third quarter 2010.

Second Quarter 2010 Guidance—Throughout 2010, the Company has so far been encouraged by positive growth momentum in the performance of ZT Online and by contributions from recently launched games.  As a result, the Company anticipates to maintain steady growth in the second quarter 2010.

FOR IMMEDIATE RELEASE

Conference Call

Giant’s senior management will host a conference call on May 17, 2010 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time) / 9:00 am (Beijing Time on May 18) to discuss its first quarter fiscal 2010 financial results and recent business activity.  The conference call may be accessed by calling +1 866 804 6921 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 857 350 1667 (for callers outside of the US and China) and entering pass code 37481873. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available starting 12:00 am (US Eastern Time) on May 18, 2010, by calling +1 (888) 286 – 8010 (for callers in the US) or +1 (617) 801 – 6888 (for callers outside the US) and entering pass code 50376705.

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8258, which was the noon buying rate as of March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant and when planning and forecasting future periods.  Giant computes its non-GAAP financial measures using the same consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

FOR IMMEDIATE RELEASE

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2009	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	231,891,563	197,785,812	185,249,203	27,139,561

Share-based compensation	8,328,351	6,710,277	4,437,390	650,091

Non-GAAP net income attributable to the Company’s shareholders:	240,219,914	204,496,089	189,686,593	27,789,652

Non-GAAP earnings per share:

Basic	1.06	0.90	0.84	0.12
Diluted	1.03	0.87	0.81	0.12

Weighted average ordinary shares:

Basic	225,953,673	226,732,894	226,905,943	226,905,943
Diluted	233,704,160	233,930,367	234,423,481	234,423,481

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments.  Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, Giant Online, King of Kings III, The Golden Land, XT Online, and My Sweetie.  Giant has several additional online games that it intends to launch, including ZT Online II, Dragon Soul, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2010 consisted of over 290 distributors, and reached over 116,500 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement
Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the second quarter of 2010, the ability of ZT Online to attract players and extend its life cycle with the enhancement introduced in the first quarter 2010, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008.  Our actual results of operations for the first quarter 2010 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact: Rich Chiang, IR Manager Giant Interactive Group Inc. +86 21 6451 1258	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty +1 (212)889-4350
Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty +852 3196 3712	Media Contact: Jason Marshall Taylor Rafferty +1 (212)889-4350

FOR IMMEDIATE RELEASE

 GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	March 31,	December 31,	March 31,	March 31,
	2009	2009	2010	2010
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	2,140,894,601	1,097,155,269	1,258,511,595	184,375,692
Prepayments and other current assets	50,713,103	125,522,286	135,318,573	19,824,573
Accounts receivable	614094	1,623,703	8,503,479	1,245,785
Due from a related party	-	3,592	3,592	526
Inventories	903,188	724,055	531,462	77,861
Deferred tax assets	77,818,007	75,893,065	72,690,876	10,649,430
Short-term investments	3,070,208,096	3,802,050,000	3,781,575,000	554,011,984

Total current assets	5,341,151,089	5,102,971,970	5,257,134,577	770,185,851
Non-current assets:
Property and equipment, net	207,988,660	178,669,982	162,035,634	23,738,702
Intangible assets, net	98,747,823	118,328,290	120,244,401	17,616,162
Due from R&D entity partners	-	-	11,880,000	1,740,456
Goodwill	-	6,224,587	6,224,587	911,920
Investment in an equity investee	-	-	2,915,756	427,167
Available-for-sale securities	460,968,657	450,966,634	441,717,532	64,712,932
Held-to-maturity securities	-	500,000,000	500,000,000	73,251,487
Deferred tax assets	6,762,138	10,840,757	11,440,026	1,675,998
Other assets	-	84,659,968	84,225,245	12,339,249

Total non-current assets	774,467,278	1,349,690,218	1,340,683,181	196,414,073

Total assets	6,115,618,367	6,452,662,188	6,597,817,758	966,599,924

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	68,380,299	121,037,989	82,969,129	12,155,224
Advances from distributors	66,891,012	89,564,714	65,535,828	9,601,194
Deferred revenue	403,920,349	321,291,085	337,988,705	49,516,351
Unrecognized tax benefit	5,275,364	9,955,138	10,910,241	1,598,383
Dividend payable	277,591,293	-	-	-
Tax payable	17,025,092	5,384,702	1,929,077	282,616
Deferred tax liabilities	-	214,339	763,138	111,802

Total current liabilities	839,083,409	547,447,967	500,096,118	73,265,570

Non-current liabilities:
Deferred tax liabilities	-	420,947	362,334	53,083

Total non-current liabilities	-	420,947	362,334	53,083

Total liabilities	839,083,409	547,868,914	500,458,452	73,318,653

Shareholders’ equity
Ordinary shares	417	417	417	61
(par value US$0.0000002 per share;
500,000,000 shares authorized as at March 31, 2009, December 31, 2009 and March 31, 2010  respectively; 263,110,626 shares issued and 225,599,541 shares outstanding at March 31, 2009, 263,110,626 shares issued and 226,819,007 shares outstanding at December 31, 2009,  263,110,626 shares issued and 227,071,403 shares outstanding at March 31, 2010)

Additional paid-in capital	5,996,197,965	6,036,189,677	6,044,070,848	885,474,354
Statutory reserves	43,890,273	43,890,273	43,890,273	6,430,055
Accumulated other comprehensive loss	(166,005,942)	(212,770,129)	(222,632,263)	(32,616,289)
Retained earnings	1,579,244,278	2,206,666,462	2,391,915,665	350,422,758
Treasury stock	(2,176,792,033)	(2,176,792,033)	(2,176,792,033)	(318,906,507)

Total shareholders’ equity	5,276,534,958	5,897,184,667	6,080,452,907	890,804,432

Non controlling interest	-	7,608,607	16,906,399	2,476,839

Total equity	5,276,534,958	5,904,793,274	6,097,359,306	893,281,271

Total liabilities and shareholders’ equity	6,115,618,367.	6,452,662,188	6,597,817,758	966,599,924

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	31-Mar	31-Dec	31-Mar	31-Mar
	2009	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	370,540,346	273,743,227	294,785,770	43,186,992
Licensing revenue	2,890,463	2,269,980	9,454,605	1,385,128
Other revenue, net	89,710	11,225	169,342	24,809

Total net revenue	373,520,519	276,024,432	304,409,717	44,596,929

Cost of services	(59,649,488)	(44,440,785)	(45,140,545)	(6,613,224)

Gross profit	313,871,031	231,583,647	259,269,172	37,983,705

Operating (expenses) income:
Research and product development expenses	(32,277,980)	(27,538,052)	(33,732,484)	(4,941,909)
Sales and marketing expenses	(30,248,358)	(34,802,464)	(29,606,702)	(4,337,470)
General and administrative expenses	(29,412,868)	(33,174,412)	(25,476,209)	(3,732,340)
Government financial incentives	10,000,000	39,730,000	8,000,000	1,172,024

Total operating expenses	(81,939,206)	(55,784,928)	(80,815,395)	(11,839,695)

Income from operations	231,931,825	175,798,719	178,453,777	26,144,010

Interest income	26,067,320	30,069,886	31,247,683	4,577,878
Other income (expense), net	5,732,693	7,200,020	(3,504,035)	(513,351)
Investment loss	(5,970,898)	-	-	-

Income before income tax expenses, and share of loss of an equity investee	257,760,940	213,068,625	206,197,425	30,208,537

Income tax expense	(25,869,377)	(15,258,628)	(21,632,185)	(3,169,179)
Share of loss of an equity investee	-	-	(84,244)	(12,342)

Net income	231,891,563	197,809,997	184,480,996	27,027,016

Net (income) loss attributable to non controlling interest	-	(24,185)	768,207	112,545

Net income attributable to the Company’s shareholders	231,891,563	197,785,812	185,249,203	27,139,561

Other comprehensive loss, net of tax
Foreign currency translation	10,961,804	(328,105)	(738,249)	(108,156)
Unrealized holding loss	(9,730,918)	(23,997,079)	(9,123,885)	(1,336,676)

Total other comprehensive loss, net of tax	1,230,886	(24,325,184)	(9,862,134)	(1,444,832)

Comprehensive income	233,122,449	173,460,628	175,387,069	25,694,729

Earnings per share:

Basic	1.03	0.87	0.82	0.12
Diluted	0.99	0.85	0.79	0.12

Weighted average ordinary shares:

Basic	225,953,673	226,732,894	226,905,943	226,905,943
Diluted	233,704,160	233,930,367	234,423,481	234,423 ,481